Exhibit 11

American Safety Insurance Holdings, Ltd. and subsidiaries
Computation of Earnings Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Basic: Earnings (loss) available to common shareholders	$4,954,095	$(4,294,598)	$17,418,336	$8,515,865
Weighted average common shares outstanding	10,303,121	10,326,661	10,297,303	10,521,209

Basic earnings per common share	$0.48	$(0.42)	$1.69	$0.81

Diluted: Earnings (loss) available to common Shareholders	$4,954,095	$(4,294,598)	$17,418,336	$8,515,865
Weighted average common shares Outstanding	10,303,121	10,326,661	10,297,303	10,521,209
Weighted average common shares equivalents associated with options and restricted stock	305,017	-	238,724	261,532
Total weighted average common shares for diluted purposes	10,608,138	10,326,661	10,536,027	10,782,741

Diluted earnings per common Share	$0.47	$(0.42)	$1.65	$0.79